PRELIMINARY TERMS SUPPLEMENT NO. 1 dated January 24, 2011 (Subject to Completion)	Filed pursuant to Rule 433
To Product Supplement No. 7 dated January 7, 2011 and the	Registration Statement No. 333- 164694
Prospectus Supplement and Prospectus dated February 4, 2010
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program

Eksportfinans ASA

Autocallable Notes linked to the S&P 500® Index due February 24, 2012

General Terms

  The Autocallable Notes linked to the S&P 500® Index due February 24, 2012 (the Notes) will be called at an amount equal to the $1,000.00 principal amount plus a call premium if the closing level of the S&P 500® Index on any Observation Date is equal to or greater than 100% of its initial level.
  The call premium offered on the Notes will be between 5.60% and 9.60% of the Principal Amount per Note per annum (between 2.80% and 4.80% if the Notes are called on the first Observation Date, between 4.20% and 7.20% if the Notes are called on the second Observation Date and between 5.60% and 9.60% if the Notes are called on the Final Observation Date).
  If the Notes are not called prior to maturity and the Final Level is less than the Barrier Level, you risk losing up to 95% of the Principal Amount.
  A maturity of approximately one year.
  Payment on the Notes is subject to the credit risk of Eksportfinans ASA.
  No periodic interest payment.
  No listing on any securities exchange.

     Investing in the Notes involves significant risks including the risk of loss of some or all of your principal. See “Selected Risk Considerations” in this terms supplement and “Risk Factors” beginning on page PS-1 of the accompanying product supplement no. 7.

     The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement, the accompanying product supplement no. 7, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

     Eksportfinans ASA has filed a registration statement (including a prospectus) with the SEC for the offering to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, Natixis Securities North America Inc. or any dealer participating in this offering will arrange to send you the accompanying prospectus, prospectus supplement, product supplement no. 7 and this terms supplement if you so request by calling toll-free 866-369-6147.

	Issue Price To Public	Discounts and Commissions	Proceeds to Issuer
Per Note:	$[•]	$[•]	$[•]
Total:	$[•]	$[•]	$[•]

Natixis Securities North America Inc.

January 24, 2011

Terms of the Notes

Issuer:	Eksportfinans ASA

Issue Price:	100.00%

Aggregate Principal Amount:	$[•]

Denomination/Principal Amount per Note:	Minimum denominations of $1,000.00 and integral multiples thereof.

Reference Index:	The S&P 500® Index (Bloomberg Ticker: SPX) (the Index).

Initial Level:	[•] (to be determined on the Trade Date).

Final Level:	The closing level of the Reference Index on the Final Observation Date.

Barrier Level:	95% of the Initial Level

Trade Date:	February 17, 2011

Original Issue Date:	February 24, 2011

Maturity Date:	February 24, 2012

Payment at Maturity:

If the Notes have not previously been called for the Autocall Amount pursuant to an Autocall Event, the Redemption Amount per Note (the Redemption Amount) will be determined as follows:

  If the Final Level is equal or greater than the Barrier Level, an amount equal to the Principal Amount per Note.

  If the Final Level is less than the Barrier Level, an amount equal to the sum of (1) the Principal Amount per Note and (2) the product of (a) the Principal Amount per Note and (b) the Underlying Return times the Participation Factor (subject to a minimum of zero).

Underlying Return:	The Underlying Return will be calculated as follows:

Final Level – Barrier Level Initial Level

Downside Participation Factor:	100.00%

Automatic Call:	On any Observation Date, if an Autocall Event occurs, the Issuer will redeem the Notes in whole, but not in part for the Autocall Amount applicable to such Observation Date.

Autocall Amount:	An amount equal to the Principal Amount per Note plus the Call Premium corresponding to the applicable Observation Date.

Autocall Event:	An Autocall Event occurs if the Observation Level on any Observation Date is equal to or greater than the Autocall Level.

Autocall Level:	100% of the Initial Level.

Observation Level:	The closing level of the Reference Index on any Observation Date.

Observation Dates:	August 17, 2011, November 17, 2011 and February 17, 2012 (the Final Observation Date).

Call Premium:	2.80% – 4.80% if the Notes are called on August 17, 2011;
4.20% – 7.20% if the Notes are called on November 17, 2011; and
5.60% – 9.60% if the Notes are called on the Final Observation Date.

The actual Call Premium applicable to each Observation Date will be determined on the Trade Date and will be set forth in the final terms supplement that will be made available in connection with the sale of the Notes.

Call Settlement Date:	Five business days after the applicable Observation Date, subject to adjustment for market disruption events as described in product supplement No. 7.

Calculation Agent:	Natixis S.A.

CUSIP / ISIN:	282645VK3 / US282645VK30

Additional Terms Specific to the Notes

     You should read this terms supplement together with the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010 relating to our medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 7 dated January 7, 2011. This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this terms supplement and “Risk factors” in the accompanying product supplement no. 7 and the accompanying prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

     You may access these documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

  Product supplement no. 7 dated January 7, 2011:

  http://www.sec.gov/Archives/edgar/data/700978/000089109211000111/e41502-424b2.htm

  Prospectus supplement and prospectus dated February 4, 2010:

  http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm#113

     Our Central Index Key, or CIK, on the SEC Website is 700978. As used in this terms supplement, “Eksportfinans,” the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA, and references to “Natixis” are to “Natixis Securities North America Inc.”

Hypothetical Redemption Amounts and Total Payments on the Notes

     The tables and examples below illustrate hypothetical Redemption Amounts payable at maturity and, in the case of the tables, total payments over the term of the Notes on a $1,000.00 investment in the Notes, in the event an Autocall Event does not occur and in the event an Autocall Event does occur.

     The examples set forth below take into account several assumptions:

  the Call Premium applicable to the Notes is 7.60% per annum, the mid-point of the Call Premium range of 5.60% to 9.60%;

  the term of the Notes is exactly 12 months;

  the Barrier Level is 95.00% of the hypothetical Initial Level, i.e. 1,219.18;

  the Autocall Level is 100% of the hypothetical Initial Level, i.e. 1,283.35;

  the hypothetical Initial Level is 1,283.35;

  the Participation Factor is 100%;

  the hypothetical Observation Dates are on August 17, 2011, November 17, 2011 and February 17, 2012; and

  the hypothetical Call Premium is 3.80% on August 17, 2011, 5.70% on November 17, 2011 and 7.60% on February 17, 2012.

     The Redemption Amounts and total payments amounts set forth below are provided for illustration purposes only. The actual Redemption Amounts and total payments applicable to a purchaser of the Notes will depend on several variables, including, but not limited to:

  whether the Final Level is less than the Initial Level on any Observation Date, and whether the Final Level is less than or equal to the Barrier Level on the Final Observation Date.

     It is not possible to predict whether an Autocall Event will occur or to determine by how much the level of the Index will fluctuate in comparison to the Initial Level over the term of the Notes.

     Any payment you will be entitled to receive is subject to the ability of the Issuer to pay its obligations as they become due, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: An Autocall Event OCCURS on an Observation Date.

Observation Date	August 17, 2011	November 17, 2011	February 17, 2012
Initial Level	1,283.35	1,283.35	1,283.35
Autocall Level	1,283.35	1,283.35	1,283.35
Observation Level on the Observation Date	1,475.85	1,347.52	1,411.69
Underlying Return	15%	5%	10%
Note Return (hypothetical Call Premium)	3.80%	5.70%	7.60%
Autocall Amount Per Note	$1,038.00	$1,057.00	$1,076.00

Example 2: An Autocall Event DOES NOT occur on any Observation Date.

Underlying Return	Final Level	Barrier Level	Has the Barrier Level been reached?	Redemption Amount per Note	Note Return
-2%	1,257.68	1,219.18	No	$1,000.00	0%
-5%	1,219.18	1,219.18	No	$1,000.00	0%
-10%	1,155.02	1,219.18	Yes	$950.00	-5%
-25%	962.51	1,219.18	Yes	$800.00	-20%
-50%	641.68	1,219.18	Yes	$550.00	-45%

Selected Risk Considerations

     There are important differences between the Notes and a conventional debt security. An investment in the Notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” beginning on page PS-1 of product supplement no. 7, the “Risk Factors – Risks related to index linked notes or notes linked to certain assets” section beginning on page S-4 of the prospectus supplement identified herein under “Additional Terms Specific to the Notes” and the explanation of certain risks related to Eksportfinans contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Commission on March 26, 2010 and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

  If your Notes are not called prior to maturity, you may lose up to 95% of the Principal Amount.

  Your Notes may be called on an Observation Date and, if called, you will receive the Autocall Amount, and your return will be capped at 5.60% - 9.60%, to be determined on the Trade Date.

  Your return on the Notes, which could be negative, may be lower than the return on other debt securities of comparable maturity.

  You must rely on your own evaluation of the merits of an investment linked to the Index.

  In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing Natixis with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated Maturity Date. Natixis is not obligated to make a market for, or to repurchase, the Notes.

  The sponsor of the Index may adjust the Index in a way that affects its level, and the sponsor of the Index has no obligation to consider your interests.

  You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

  Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

  Purchases and sales by Natixis and its affiliates may affect your return on the Notes.

  Natixis or its affiliates may do business with underlying companies.

  Hedging transactions may affect the return of the Notes.

  Tax consequences are uncertain (see “Supplemental Information Regarding Taxation in the United States” below and “Taxation in the United States” beginning on page PS-39 of the accompanying product supplement no. 7).

     In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of Eksportfinans and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

The Index

     All disclosures contained in this terms supplement regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Standard & Poor’s Financial Services LLC (Standard & Poor’s or S&P). S&P, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of S&P discontinuing publication of the Index are discussed in the section of product supplement no. 7 beginning on page PS-27 entitled “Description of the Notes –Changes to the calculation of a reference index.” None of Eksportfinans, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

     “Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®” and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Natixis Securities North America Inc. Eksportfinans ASA is an authorized sublicense. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, and Standard & Poor’s makes no representation regarding the advisability of investing in the Notes.

General

     The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of December 31, 2010, 401 companies included in the Index traded on the New York Stock Exchange and 99 companies included in the Index traded on The NASDAQ Stock Market. On January 21, 2011, the average market capitalization of the companies included in the Index was $23.34 billion. As of that date, the largest component of the Index had a market capitalization of $398.26 billion, and the smallest component of the Index had a market capitalization of $1.55 billion.

     Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the Index included in each group as of January 21, 2011 indicated in parentheses: Consumer Discretionary (10.50%); Consumer Staples (10.43%); Energy (12.27%); Financials (16.24%); Health Care (10.91%); Industrials (11.07%); Information Technology (18.78%); Materials (3.57%); Telecommunication Services (2.94%); and Utilities (3.29%). Standard & Poor’s from time to time, in its sole discretion, may add companies to, or delete companies from, the Index to achieve the objectives stated above.

     S&P calculates the Index by reference to the prices of the constituent stocks of the Index without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the Index constituent stocks and received dividends paid on those stocks.

Computation of the Index

     While S&P currently employs the following methodology to calculate the Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

     Historically, the market value of any component stock of the Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Index.

     Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

  holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

  holdings by government entities, including all levels of government in the U.S. or foreign countries; and

  holdings by current or former officers and directors of a company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

     However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares”, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

     For each stock, an investable weight factor (IWF) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above, where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

     The Index is calculated using a base-weighted aggregate methodology. The level of the Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the Index is computed by dividing the total market value of the component stocks by the “index divisor”. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Index, it serves as a link to the original base period level of the Index. The index divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index, which is index maintenance.

Index Maintenance

     Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spin-offs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Index, and do not require index divisor adjustments.

     To prevent the level of the Index from changing due to corporate actions, corporate actions which affect the total market value of the Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Index remains constant and does not reflect the corporate actions of individual companies in the Index. Index divisor adjustments are made after the close of trading and after the calculation of the Index closing level.

     Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market stock offerings, or other recapitalizations) are made weekly and are announced on Wednesday for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company's acquisition of another company in the Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

     Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, when IWFs are reviewed.

Historical Data

     The following graph sets forth the monthly historical performance of the Index in the period from January 2005 through January 24, 2011. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Trade Date, the closing level of the Index was 1,283.35.

     Before investing in the Notes, you should consult publicly available sources for the level and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

     Standard & Poor’s does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. Standard & Poor’s shall have no liability for any errors, omissions, or interruptions in the Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the calculating agent, the holders of the Notes or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this terms supplement or for any other use. Standard & Poor’s makes no express or implied warranties and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.

     Standard & Poor’s and Natixis have entered into a non-exclusive license agreement for the license to Natixis, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes. Eksportfinans is an authorized sublicense of Natixis. The license agreement between Standard & Poor’s and Natixis provides that the following language must be stated in this terms supplement:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500® Index to track general stock market performance. S&P’s only relationship to Natixis (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to Eksportfinans or the Notes. S&P has no obligation to take the needs of Eksportfinans or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to be initially sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

Supplemental Information Regarding Taxation in the United States

     You should read the following discussion in conjunction with the discussion in the accompanying prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. federal income tax consequences that may be relevant to the ownership of the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Taxation in the United States” beginning on page PS-39 of the accompanying product supplement no. 7 and beginning on page 14 of the accompanying prospectus, which you should carefully review prior to investing in the Notes.

     The Notes should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the Notes described above.

     Under this characterization, a U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale, exchange, redemption or settlement. Upon a sale, exchange or redemption of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged, redeemed or settled. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes. Any capital gain or loss recognized upon a sale, exchange, redemption or settlement of a Note should be short-term capital gain or loss.

     You should review the section entitled “Taxation in the United States” beginning on page PS-39 of the accompanying product supplement no. 7 and beginning on page 14 of the accompanying prospectus for a further discussion of the U.S. federal income tax considerations and consult your own tax advisors as to the tax consequences of acquiring, holding and disposing of the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

Supplemental Plan of Distribution

     The Notes are being purchased by Natixis Securities North America Inc. as principal, pursuant to a terms agreement dated as of the Trade Date between Natixis and us. Natixis has agreed to pay our out-of-pocket expenses in connection with the issuance of the Notes.

     See “Supplemental Plan of Distribution” beginning on page PS-44 of the accompanying product supplement no. 7.